UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Pan American Goldfields Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

593054109
(CUSIP Number)

Balbir Bindra
VORTEX CAPITAL LTD.
ICC Tower 12/F
1 Austin Road
West Kowloon
Hong Kong
852-2849-9888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Vortex Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Vortex Capital Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Vortex Capital Global Precious Metals Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Bruno Le Barber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000*
	8	SHARED VOTING POWER 3,735,000
	9	SOLE DISPOSITIVE POWER 1,000,000*
	10	SHARED DISPOSITIVE POWER 3,735,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,735,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

* Includes 1,000,000 Shares underlying currently exercisable Warrants.

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Emilio Alvarez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 700,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 700,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Balbir Bindra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON Laurent Deydier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

1	NAME OF REPORTING PERSON William R. Majcher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 593054109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”) of Pan American Goldfields LTD. (the “Issuer”).  The address of the principal executive offices of the Issuer is c 1200 – 570 Granville Street, Vancouver, BC, V6C 3P1.

Item 2.	Identity and Background.

(a)           This statement is filed by Vortex Capital Global Precious Metals Fund, a Cayman Islands company (“Precious Metals Fund”), Vortex Capital Asset Management Limited, a Cayman Islands company (“Asset Management”),  Vortex Capital Ltd., a Hong Kong company, Bruno Le Barber, Emilio Alvarez, Balbir Bindra, Laurent Deydier and William R. Majcher.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Vortex Capital Ltd serves as the investment advisor of Asset Management. Asset Management serves as the investment manager of Precious Metals Fund.  Bruno Le Barber is a Managing Director of Vortex Capital Ltd.  By virtue of these relationships, each of Asset Management, Vortex Capital Ltd. and Bruno Le Barber may be deemed to beneficially own the Shares owned directly by Precious Metals Fund.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of each of Asset Management and Vortex Capital Ltd.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of Precious Metals Fund, Asset Management, Vortex Capital Ltd., Bruno Le Barber, Emilio Alvarez and Balbir Bindra is ICC Tower 12/F, 1 Austin Road, West Kowloon, Hong Kong.

The principal business address of Laurent Deydier is c/o Messieurs Hottinguer & Cie-Gestion Priveé, 63 rue de la Victoire, 75009 Paris, France.

The principal business address of William R. Majcher is c/o SPARX Group Co., Ltd., 6/F ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)           The principal business of Precious Metals Fund is investing in securities. The principal business of Vortex Capital Ltd. is serving as the investment advisor of Asset Management. The principal business of Asset Management is serving as the investment manager of Precious Metals Fund.  The principal occupation of Bruno Le Barber is serving as Managing Director of Vortex Capital Ltd.  Mr. Le Barber also serves as a director of the Issuer.  The principal occupation of Emilio Alvarez is serving as a Managing Director of Vortex Capital Ltd.  The principal occupation of Balbir Bindra is serving as Managing Partner, Hong Kong, at Locke Lord Bissell & Liddell LLP.  The principal occupation of Laurent Deydier is serving as the head of asset management at Messieurs Hottinguer & Cie-Gestion Priveé.  The principal occupation of William R. Majcher is serving as a Senior Advisor at SPARX Group Co., Ltd.

CUSIP NO. 593054109

(d)           Neither the Reporting Persons nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither the Reporting Persons nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Bruno Le Barber is a citizen of France.  Emilio Alvarez is a citizen of Spain.  Balbir Bindra is a citizen of the United Kingdom.  Laurent Deydier is a citizen of France.  William R. Majcher is a citizen of Canada.  Precious Metals Fund is a Cayman Islands company.  Asset Management is a Cayman Islands company.  Vortex Capital Ltd. is a Hong Kong company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,735,000 Shares directly owned by Precious Metals Fund is approximately $803,025, including brokerage commissions.  Such securities were acquired with the working capital of Precious Metals Fund.

Bruno Le Barber may be deemed to beneficially own 1,000,000 Shares underlying currently exercisable Warrants that were awarded to him in his capacity as a director of the Issuer.

The 700,000 Shares directly owned by Emilio Alvarez were granted to him by the Company as compensation for consulting services.

The aggregate purchase price of the 100,000 Shares directly owned by Laurent Deydier is approximately 13,000 euro. Such Shares were acquired with Laurent Deydier’s personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on their belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase of additional securities desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 19, 2013, Emilio Alvarez delivered a letter to the Issuer (the “Nomination Letter”) nominating Bruno Le Barber, Emilio Alvarez, Balbir Bindra, Laurent Deydier and William R. Majcher (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2013 annual meeting of the stockholders of the Issuer (the “Annual Meeting”).  The Reporting Persons intend to engage in discussions with management, the Board and stockholders of the Issuer regarding the nomination of directors at the Annual Meeting and the composition of the Issuer’s Board generally.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board and stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 593054109

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 94,007,801 Shares outstanding, which is the total number of Shares outstanding as of January 14, 2013 as reported in the Issuer’s Quarterly Report on 10-Q filed with the Securities and Exchange Commission on January 14, 2013.

As of the date hereof, Precious Metals Fund owned directly 3,735,000 Shares, constituting approximately 4.0% of the Shares outstanding.  By virtue of their relationship with Precious Metals Fund discussed in further detail in Item 2, each of Asset Management, Vortex Capital Ltd. and Bruno Le Barber may be deemed to beneficially own the Shares directly owned by Precious Metals Fund.  Mr. Le Barber beneficially owns an additional 1,000,000 Shares underlying currently exercisable Warrants, which, together with the 3,735,000 Shares owned by Precious Metals Fund that Mr. Le Barber may be deemed to beneficially own, constitutes approximately 5.0% of the Shares outstanding.

As of the date hereof, Emilio Alvarez owned directly 700,000 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Laurent Deydier owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, neither Balbir Bindra nor William R. Majcher directly owned any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Each of Precious Metals Fund, Asset Management, Vortex Capital Ltd. and Bruno Le Barber share the power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Precious Metals fund.

Bruno Le Barber has the sole power to vote and dispose of the Shares reported in this Schedule 13D underlying currently exercisable Warrants owned directly by him.

CUSIP NO. 593054109

Emilio Alvarez has the sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by him.

Laurent Deydier has the sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by him.

(c)           Not applicable.

(d)           No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 21, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, they agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) that all expenses incurred in connection with the Solicitation shall be paid by Vortex Capital Ltd.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Vortex Capital Global Precious Metals Fund, Vortex Capital Asset Management Limited, Vortex Capital Ltd., Bruno Le Barber, Emilio Alvarez, Balbir Bindra, Laurent Deydier and William R. Majcher, dated May 21, 2013.

99.2	Powers of Attorney.

CUSIP NO. 593054109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2013	VORTEX CAPITAL LTD.

	By:	/s/ Bruno Le Barber
Bruno Le Barber Managing Director

/s/ Bruno Le Barber
BRUNO LE BARBER

/s/ Emilio Alvarez
EMILIO ALVAREZ

/s/ Balbir Bindra
BALBIR BINDRA

/s/ Laurent Deydier
LAURENT DEYDIER

/s/ William R. Majcher
WILLIAM R. MAJCHER

CUSIP NO. 593054109

VORTEX CAPITAL GLOBAL PRECIOUS METALS FUND

By:	Vortex Capital Asset Management Limited, its investment manager

By:	Vortex Capital Ltd., its investment advisor

By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

VORTEX CAPITAL ASSET MANAGEMENT LIMITED

By:	Vortex Capital Ltd., its investment advisor

By:	/s/ Emilio Alvarez
Emilio Alvarez, Managing Director

CUSIP NO. 593054109

SCHEDULE A

Director and Executive Officers of Vortex Capital Asset Management Limited

Name and Position	Present Principal Occupation	Business Address
Bruno Le Barber, Managing Director	Managing Director of Vortex Capital Ltd.	ICC Tower 12/F 1 Austin Road West Kowloon Hong Kong

Emilio Alvarez, Managing Director	Managing Director of Vortex Capital Ltd.	ICC Tower 12/F 1 Austin Road West Kowloon Hong Kong

Balbir Bindra, Director	Managing Partner of the Hong Kong office of Locke Lord Bissell & Liddell LLP	ICC Tower 12/F 1 Austin Road West Kowloon Hong Kong

Director and Executive Officers of Vortex Capital Ltd.

Name and Position	Present Principal Occupation	Business Address
Bruno Le Barber, Managing Director	Managing Director of Vortex Capital Ltd.	ICC Tower 12/F 1 Austin Road West Kowloon Hong Kong

Emilio Alvarez, Managing Director	Managing Director of Vortex Capital Ltd.	ICC Tower 12/F 1 Austin Road West Kowloon Hong Kong

Balbir Bindra, Director	Managing Partner of the Hong Kong office of Locke Lord Bissell & Liddell LLP	ICC Tower 12/F 1 Austin Road West Kowloon Hong Kong